

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4720

August 9, 2016

Andrew S. Samuel
President and Chief Executive Officer
Sunshine Bancorp, Inc.
102 West Baker Street
Plant City, FL 33563

  **Re: Sunshine Bancorp, Inc.**
    **Amendment No. 1 to the Registration Statement on Form S-4**
    **Filed August 3, 2016**
    **File No. 333-212209**

Dear Mr. Samuel:

  We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit 5.1 Legality Opinion of Foley & Lardner LLP

1. Please have counsel revise the legal opinion filed as Exhibit 5.1 to remove the limitation statutory in the last paragraph on who may rely on the opinion. It is not appropriate to include any language that implies that investors exchanging securities in this S-4 cannot rely on an opinion given in response to Item 601(b)(5) of Regulation S-K. Please refer to Staff Legal Bulletin 19 for more guidance.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rule 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3419 with any questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel
Office of Financial Services

cc:  Curt P. Creely, Parner (Via E-mail)